SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]**

For the fiscal year ended December 31, 2001.

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from ______________ to ______________

Commission file number 1-368-2

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Employees Thrift Plan of Fuel and Marine Marketing LLC.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ChevronTexaco Corporation
575 Market Street
San Francisco, CA 94105

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 24, 2002

Lydia I. Beebe

ChevronTexaco Corporation, Plan Administrator
By: Lydia I. Beebe, Secretary
ChevronTexaco Corporation

EXHIBIT INDEX

Exhibit No.	Description
1	Consent of Independent Auditors dated May 24, 2002.
2	Financial Statements of the Employees Thrift Plan of Fuel and Marine Marketing LLC. for the plan year ended December 31, 2001, prepared in accordance with the financial reporting requirements of ERISA.

MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

Exhibit 1

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-72672) of ChevronTexaco Corporation of our report dated May 24, 2002 relating to the financial statements, which appear in this Form 11-K.

Morris, Davis & Chan

May 24, 2002

1111 Broadway, Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032
Offices in San Francisco, California and Charlotte, North Carolina

EMPLOYEES THRIFT PLAN OF FUEL AND MARINE MARKETING LLC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULE

TOGETHER WITH
REPORT OF INDEPENDENT AUDITORS

DECEMBER 31, 2001 AND 2000

MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

EMPLOYEES THRIFT PLAN OF FUEL AND MARINE MARKETING LLC.

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULE

MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

REPORT OF INDEPENDENT AUDITORS

Plan Participants and
Plan Administrator
Employee Thrift Plan of Fuel and Marine Marketing LLC.:

We have audited the accompanying statement of net assets available for benefits of the **Employee Thrift Plan of Fuel and Marine Marketing LLC.** (the Plan), as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2000 were audited by other auditors whose report dated September 11, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary schedule of assets held for investment purposes as of December 31, 2001 is presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the basic financial statements. This supplementary schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morris, Davis & Chan

May 24, 2002

1111 Broadway, Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032
Offices in San Francisco, California and Charlotte, North Carolina

EMPLOYEES THRIFT PLAN OF FUEL AND MARINE MARKETING LLC.
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

Assets	2001	2000
Investments - at fair value:		
ChevronTexaco Corporation common stock	$ 8,607,495	$ -
TexacoChevron stock fund	-	1,523,508
Texaco Inc. common stock fund	-	6,993,439
Mutual funds	15,196,551	15,946,895
Loans to participants	745,899	824,310
Total investments	24,549,945	25,288,152
Receivables:		
Employer's contribution	49,461	45,953
Employees' contribution	41,006	39,106
Loan repayments in transit	17,629	22,803
Other receivables	61,084	-
Total receivables	169,180	107,862
Total assets	24,719,125	25,396,014
Liabilities		
Other payables	250,806	-
Total liabilities	250,806	-
Net assets available for benefits	$ 24,468,319	$ 25,396,014

The accompanying notes are an integral part of these financial statements.

EMPLOYEES THRIFT PLAN OF FUEL AND MARINE MARKETING LLC.
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001

Additions	
Contributions:	
Employer contributions	$ 597,512
Participant contributions	982,039
Participant rollovers	83,275
Total contributions	1,662,826
Investment income:	
Interest	61,651
Dividends	608,440
Realized gain on investments	315,937
Unrealized (depreciation) on investments	(975,746)
Total investment income	10,282
Total additions	1,673,108
Deductions	
Distribution to participants	2,713,587
Total deductions	2,713,587
(Decrease) in net assets	(1,040,479)
Transfer in from other plan	112,784
(Decrease) in net assets available for benefits	(927,695)
Net assets available for benefits:	
Beginning of year	25,396,014
End of year	$ 24,468,319

The accompanying notes are an integral part of these financial statements.

EMPLOYEES THRIFT PLAN OF FUEL AND MARINE MARKETING LLC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

Note 1. Description of the Plan

In addition to the following, participants should refer to the Summary Plan Description of the Employees Thrift Plan of Fuel and Marine Marketing LLC. (the Plan) for a more complete description.

Effective Date of Plan. The Plan became effective January 1, 1999, as a result of the completion of a joint venture (Fuel and Marine Marketing LLC., FAMM) between a subsidiary of Texaco Inc. and Chevron U.S.A. on November 1, 1998. The Plan is a profit-sharing plan under Section 401(a) of the Internal Revenue Code, as amended (Code), which includes a qualified cash or deferred arrangement under Section 401(k) of the Code.

On October 9, 2001, Texaco Inc. (Texaco) and its subsidiaries merged into a subsidiary of Chevron Corporation (Chevron) (which was then renamed ChevronTexaco Corporation). Following the merger, FAMM became a wholly-owned subsidiary of ChevronTexaco Corporation. Shareholders of Texaco Inc. Common Stock, including Plan participants, received 0.77 shares of ChevronTexaco Corporation Common Stock in exchange for their Texaco shares. After the closing of the merger, the status of the Chevron Corporation shareholders, including Plan participants, remained the same and Chevron Corporation Common Stock became ChevronTexaco Corporation Common Stock.

The Plan is a defined contribution plan, which is subject to and complies with the Employee Retirement Income Security Act of 1974, as amended, (ERISA). The Plan is funded by employer and employee contributions under one trust agreement. Effective with the merger on October 9, 2001 described in the preceding paragraph, shareholders of Texaco Inc. Common Stock, including Plan participants, received shares of ChevronTexaco Common Stock in exchange for their shares of Texaco Inc. Common Stock. Subsequently, Plan sponsorship was transferred from FAMM to ChevronTexaco Corporation (the Company).

Eligibility. Employees of FAMM are eligible to participate in the Plan if they are on a U.S. Dollar payroll. Eligible employees may contribute to the Plan beginning with the first month following their employment. These employees are eligible for the Company's matching contribution for each month they contribute to the Plan beginning the month after they complete one year of Eligibility Service (1,000 hours of service within a 12-month period ending on the employee's anniversary of employment). If an employee transferred directly to FAMM from Texaco or Chevron, service with those companies is recognized in determining Eligibility Service and months of continuous participation in the Employees Thrift Plan of Texaco Inc. (Texaco Thrift Plan) or the Chevron Profit Sharing/Savings Plan (Chevron PS/SP) is recognized for plan participation credit in the Plan. Independent contractors and leased employees are not eligible to participate in the Plan.

Note 1. Description of the Plan (Continued)

Participant Accounts. The Account established for an Eligible Employee is comprised of all monthly employee contributions, any direct cash rollover contributions from another employer's tax-qualified benefit plan, Company contributions, and earnings on these amounts. Texaco Common Stock, (which was converted to ChevronTexaco Common Stock on 10/9/01) transferred from former Texaco participant's Employee Stock Ownership Plan Accounts in the Texaco Thrift Plan on July 31, 1999 was placed in a frozen Texaco Common Stock Fund. While new contributions cannot be made to this fund, sales out of existing investments and loan repayments back to this fund are permitted. Employee contributions to the Eligible Employee's Account are further designated as pre-tax or after-tax.

Trustee. Vanguard Fiduciary Trust Company (Vanguard) is Trustee for securities held in each Participant's Account and also serves as the Plan's recordkeeper. The trustee has the authority to manage the assets of the Plan in accordance with its terms and those of the trust agreement.

Vesting. All participants in the Plan are fully vested in their Thrift Plan Account at all times.

Base Pay. Base Pay means regular monthly salary or wages, (before any reduction in pay under Section 125 and Section 401 (k) of the Code), including regularly scheduled overtime, but excluding all other overtime, extra pay, shift differentials, bonuses, and living or other allowances. Base Pay also includes the benefits-bearing portion of the Company's Incentive Compensation Plan. A participant's annual Base Pay taken into account for any purpose under the Plan will not exceed the $170,000 limit under Section 401(a)(17) of the Code, as adjusted from time to time. Changes in Base Pay will be made on the first day of the calendar month that falls on or after the effective date of the change in Base Pay.

Employee Contributions. Participants may contribute on a pre-tax or after-tax basis from 3% to 16% of Base Pay.

Participants may change the percentage they contribute on a pre-tax or after-tax basis, but not retroactively, effective on the first day of the following calendar month.

A participant may voluntarily suspend contributions to the Plan at any time, but any such suspension may not be for a period of less than six months, and such suspension will apply simultaneously to both pre-tax and after-tax contributions. Participants can contribute to the Plan as long as they are paid some portion of their Base Pay, and their contributions will be based on the amount of Base Pay actually paid for each pay period.

Note 1. Description of the Plan (Continued)

The plan administrator may reduce the percentage allocated by certain highly compensated employees in order to satisfy the requirements of Section 401(k), Section 401(m) and Section 415 of the Code and other Code requirements.

Employer Contributions. Participants who have completed one year of Eligibility Service will receive the Company's matching contribution to their account, equal to 6% of their monthly Base Pay, for each month that they contribute at least 3% of their Base Pay to the Plan.

Investments. An employee may choose to invest in shares of Company Common Stock and/or one or more of the fourteen other investment options available. Investments representing 5% or more of the Plan's net assets were the following:

	December 31,	
	2001	2000
ChevronTexaco Corporation Common Stock	$8,607,495	$ -
Vanguard Prime Money Market Fund	1,908,304	1,384,073
Vanguard Windsor II Fund	2,334,545	2,512,499
Vanguard 500 Index Fund	4,063,207	3,924,200
Vanguard Primecap Fund	2,637,529	3,800,430
Texaco Inc. Common Stock	-	6,993,439
Texaco/Chevron Common Stock Fund	-	1,523,508

The following represents the net appreciation (depreciation) by investment type for the year ended December 31, 2001:

	Realized Gain (Loss)	Unrealized Appreciation/ (Depreciation)	Net Appreciation/ (Depreciation)
ChevronTexaco Corporation Common Stock	$ 896,920	$ 150,509	$ 1,047,429
Mutual Funds	(580,983)	(1,126,255)	(1,707,238)
	$ 315,937	$ (975,746)	$ (659,809)

Note 1. Description of the Plan (Continued)

Loans. The Loan feature allows participants to borrow funds from their Plan Account, subject to certain restrictions and limitations. Participants may borrow up to the lesser of $50,000 or 50% of their Plan Account. The minimum loan is $1,000. The minimum term for repayment of any loan is six months and the maximum term is five years. However, the maximum term for repayment of a home loan is 25 years. Loans bear a fixed rate of interest equal to the prime-lending rate published in the Wall Street Journal on the last business day of the month preceding the date the loan is made. Because the loan amounts and repayment provisions meet the requirements of the Code and Department of Treasury (Treasury) regulations, loans are not treated as taxable distributions from the Plan.

The Plan imposes a twelve-month suspension for any loan default during employment and requires repayment of the outstanding balance of any defaulted loans, plus interest accrued, prior to qualifying for any additional loans. Furthermore, retired or terminated employees who default on a loan are not eligible for another loan. Effective July 1, 2000, participants who are former employees may restore a defaulted loan and become eligible to obtain a new loan.

Distribution upon Separation from Service. Upon separation of service, participants have the option to withdraw the total value of their Plan Account or, if a participant's balance is greater than $200, they can defer receiving their distribution until April 1 following the calendar year in which they attain age 70½. Any participant who elects to defer distribution retains the same rights and privileges as all other Plan participants, except the participant is not eligible to contribute to the Plan.

Employees who were Plan participants in the Texaco Thrift Plan as of December 31, 1996, and separated from service due to retirement or permanent total disability also have the option to apply part or all of the value of their Plan Account to purchase an annuity. Annuity options are life period certain, life with cash refund, and joint and survivor annuity. This option was discontinued January 1, 2001, for participants retiring after June 1, 2001.

At such time as the participants are entitled to and elect to receive the total value of their Plan Account, they shall have the right: (1) to receive a distribution in cash and/or in-kind of Company Common Stock held as an investment in their Account, and (2) to have all other investments held in their Account sold and distributed in cash.

Withdrawals. Participants must have at least three years of Plan participation to be eligible to withdraw their own contributions plus earnings from the Plan, although withdrawals are allowed from a Rollover Source (if a direct rollover into the Plan was made). Eligible participants are allowed to make partial withdrawals at any time from their Plan Account, provided that at least six months have elapsed since the last partial withdrawal.

Note 1. Description of the Plan (Continued)

Effective July 1, 2000, the Plan was amended to allow retired and terminated participants to make partial withdrawals as frequently as once a month, rather than every 6 months.

Participants can elect from a combination of withdrawal options, depending on their years of Plan participation, to effect a withdrawal from their Employee Account. Distributions of the participant's pre-tax contributions are not permitted until the participant attains age 59 1/2, retires, or separates from service, unless the participant otherwise qualifies for a hardship withdrawal pursuant to the Code and Treasury regulations.

Note 2. Summary of Significant Accounting Policies

The financial statements have been prepared on the accrual basis of accounting and investments in securities reflect market or contract values, as appropriate.

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America (GAAP), requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Fair values are determined based on published quotations, supplied by the Trustee. Purchases and sales of securities are recorded on a trade-date basis.

Participants' accounts are credited with interest and dividends earned on investments held in their accounts when paid and with gains on sales of investments. Participants' accounts are charged with expenses in connection with the purchase and sale of investments and with losses on the sales of investments.

Market appreciation/depreciation on securities is realized when the investments are sold. Net gains and losses from securities transactions are computed using the average cost method.

The Vanguard, Janus and MSIF Trust investments are valued at the per-share quoted net asset value (redemption value) of the respective investment. Vanguard accounts for the funds holding Common Stock on a unit basis method.

Certain administrative expenses relating to maintaining the Plan are paid by the Company.

Note 3. Federal Income Taxes

The Plan received its latest determination letter from the IRS on June 30, 2000 stating that the Plan meets the qualification requirements of Section 401(a) of the Code, and that the Trust related to the Plan is exempt from Federal income taxes under Section 501(a) of the Code.

Participants are not subject to Federal income tax on the money that the Company allocated to their accounts (including amounts contributed on a pre-tax basis), including interest and dividends earned, until these amounts are actually paid or distributed to the participant or beneficiary. Participants' withdrawals may be non-taxable, partly taxable, or fully taxable, depending on which contribution sources are being reduced to provide the funds for the withdrawal.

Note 4. Plan Modification or Termination

The Company reserves the right, subject to certain limitations, to change, discontinue or terminate the Plan at any time.

Note 5. Subsequent Events

Effective January 1, 2002, the Plan was amended to conform to certain provisions of the Economic Growth and Tax Relief Reconciliation Act (EGTRRA) including a provision which permits the rollover of after-tax contributions from an employer's tax-qualified plans to the Plan.

Effective April 1, 2002, the Company match under the Plan was increased from 6% to 8% of an eligible participant's base pay.

As a result of the merger between Texaco and Chevron as discussed previously, the Plan will be merged into the ChevronTexaco Employee Savings Investment Plan effective July 1, 2002.

Note 6. Reconciliation to Form 5500

The calculation of unrealized appreciation/(depreciation) and realized gains/(losses) differs for financial reporting purposes and the reporting under ERISA. ERISA requires that realized and unrealized gains and losses be determined using the revalued cost method. The revalued cost method requires that the cost basis of all investments be adjusted to their fair value at the beginning of the Plan year. The revalued cost method results in the same aggregate realized and unrealized gain or loss as that determined under GAAP, but results in a different amount for each of the realized and unrealized components. Under ERISA guidelines, unrealized (depreciation) and realized (losses) for the year ended December 31, 2001 were $(573,173) and $(86,636), respectively.

EMPLOYEES THRIFT PLAN OF FUEL AND MARINE MARKETING LLC.
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	ChevronTexaco Corporation	Common Stock 96,056 shares	$4,512,871	$ 8,607,495
*	Vanguard Prime Money Market Fund	Registered Investment Company 1,908,304 units	1,908,304	1,908,304
*	Vanguard Windsor II Fund	Registered Investment Company 91,229 units	2,614,846	2,334,545
*	Vanguard 500 Index Fund	Registered Investment Company 38,372 units	4,617,480	4,063,207
*	Vanguard Primecap Fund	Registered Investment Company 51,194 units	3,009,762	2,637,529
*	Vanguard Balanced Index Fund	Registered Investment Company 44,462 units	833,257	794,090
*	Vanguard International Growth Fund	Registered Investment Company 45,341 units	872,048	680,576
*	Vanguard Short-Term Corporate Fund	Registered Investment Company 48,445 units	522,331	524,173
*	Vanguard Long-Term Corporate Fund	Registered Investment Company 27,456 units	235,093	238,321
*	Vanguard Long-Term Treasury Fund	Registered Investment Company 67,862 units	714,210	730,195
*	Vanguard Extended Market Index Fund	Registered Investment Company 36,664 units	1,126,537	846,575
*	Vanguard Growth Index Fund	Registered Investment Company 1,698 units	57,771	44,854
	Janus Twenty Fund	Registered Investment Company 2,161 units	137,882	83,122
	Janus Worldwide Fund	Registered Investment Company 5,426 units	371,525	237,891
	MAS Midcap Gr Advisor Class	Registered Investment Company 4,256 units	119,625	73,169
*	Participant Loans	6% to 10.2%	-	745,899
	Total investments			$ 24,549,945

* Party-in-interest